Western Copper Corporation
(an exploration stage company)

Consolidated Financial Statements
SEPTEMBER 30, 2009

(Unaudited – prepared by management)
(expressed in Canadian dollars)

NOTICE TO READER:
These interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED BALANCE SHEETS
(unaudited - prepared by management)

	September 30, 2009	December 31, 2008
Expressed in Canadian dollars	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,593,364	5,037,204
Short-term investments (note 4 )	8,192,702	8,025,162
Other receivables	209,941	103,233
Prepaid expenses	51,228	50,760

CURRENT ASSETS	12,047,235	13,216,359

RECLAMATION BOND (note 6)	80,300	-

PROPERTY AND EQUIPMENT (note 5)	227,519	297,551

MINERAL PROPERTIES (note 6)	70,960,998	65,702,582

ASSETS	83,316,052	79,216,492

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	2,445,077	797,898

FUTURE INCOME TAX	9,965,115	9,965,115

LIABILITIES	12,410,192	10,763,013

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 7)	74,693,628	71,951,130

CONTRIBUTED SURPLUS (note 7)	24,035,353	22,698,985

DEFICIT	(27,823,121)	(26,196,636)

SHAREHOLDERS' EQUITY	70,905,860	68,453,479

LIABILITIES + SHAREHOLDERS' EQUITY	83,316,052	79,216,492

Commitments (notes 6 and 9)

Approved by the Board of Directors

‘Robert J. Gayton ’	Director	‘Klaus Zeitler ’	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited - prepared by management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Expressed in Canadian dollars	$	$	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	61,708	87,962	159,129	297,877
Filing and regulatory fees	16,634	16,580	66,073	71,605
Office and administration	376,804	442,044	1,317,804	1,418,287
Promotion and travel	113,382	106,826	270,775	261,738

LOSS BEFORE OTHER ITEMS	568,528	653,412	1,813,781	2,049,507

OTHER ITEMS
Interest income	(62,340)	(129,718)	(197,839)	(510,952)
Foreign exchange	2,934	6,809	10,543	21,027

LOSS AND COMPREHENSIVE LOSS	509,122	530,503	1,626,485	1,559,582

Basic and diluted loss per share	0.01	0.01	0.02	0.02
Weighted average number of common shares
outstanding	76,387,297	72,819,036	74,021,527	72,792,941

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited – prepared by management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Expressed in Canadian dollars	$	$	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES

Loss for the period	(509,122)	(530,503)	(1,626,485)	(1,559,582)

ITEMS NOT AFFECTING CASH
Amortization	4,336	9,925	29,000	27,323
Stock-based compensation (note 8)	70,551	110,344	245,035	330,414

ITEMS NOT AFFECTING CASH	74,887	120,269	274,035	357,737

Change in non-cash working capital items	(249,355)	52,515	(303,451)	45,635

OPERATING ACTIVITIES	(683,590)	(357,719)	(1,655,901)	(1,156,210)

FINANCING ACTIVITIES

Issuance of common shares and warrants	4,000,000	-	4,000,000	-
Share issuance costs	(355,320)	-	(355,320)	-
Exercise of stock options	16,666	-	16,666	500

FINANCING ACTIVITIES	3,661,346	-	3,661,346	500

INVESTING ACTIVITIES

Mineral property expenditures	(2,179,248)	(1,681,572)	(3,449,285)	(6,083,295)
Acquisition of Property and Equipment	-	(27,699)	-	(27,699)

INVESTING ACTIVITIES	(2,179,248)	(1,709,271)	(3,449,285)	(6,110,994)

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	798,508	(2,066,990)	(1,443,840)	(7,266,704)

Cash and cash equivalents - Beginning of the
period	2,794,856	18,527,233	5,037,204	23,726,947

CASH AND CASH EQUIVALENTS - END	3,593,364	16,460,243	3,593,364	16,460,243
OF THE PERIOD

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)

	Number of Shares	Amount	Contributed surplus	Deficit	Shareholders’ Equity

Expressed in Canadian dollars		$	$	$	$

DECEMBER 31, 2007	72,769,036	71,883,630	22,091,594	(24,037,387)	69,937,837

Exercise of stock options	50,000	500	-	-	500
Transfer of value on exercise of
stock options	-	67,000	(67,000)	-	-
Stock-based compensation	-	-	674,391	-	674,391
Loss and comprehensive loss	-	-	-	(2,159,249)	(2,159,249)

DECEMBER 31, 2008	72,819,036	71,951,130	22,698,985	(26,196,636)	68,453,479

Private placement (note 7)	4,000,000	4,000,000	-	-	4,000,000
Less:
Issuance costs	-	(355,320)	-	-	(355,320)
Agent warrants	-	(114,960)	114,960	-	-
Investor warrants	-	(813,200)	813,200	-	-
Exercise of stock options	13,333	16,666	-	-	16,666
Transfer of value on exercise of	-	9,312	(9,312)	-	-
stock options
Stock-based compensation	-	-	417,520	-	417,520
Loss and comprehensive loss	-	-	-	(1,626,485)	(1,626,485)

SEPTEMBER 30, 2009	76,832,369	74,693,628	24,035,353	(27,823,121)	70,905,860

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

1.        NATURE OF OPERATIONS

Western Copper Corporation (“Western Copper” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Canada.

To date, the Company has not earned any production revenue. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2.        BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Western Copper Corporation as at, and for the year ended, December 31, 2008. These consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2008 audited annual consolidated financial statements of Western Copper Corporation, except as described in note 3.

3.        CHANGE IN ACCOUNTING POLICIES

Section 3064 of the Canadian Institute of Chartered Accountants Handbook, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definitions and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38. The adoption of this standard did not impact the Company’s results or disclosures.

4.        SHORT-TERM INVESTMENTS

	September 30, 2009	December 31, 2008
Expressed in Canadian dollars	$	$
Guaranteed Investment Certificates	8,000,000	8,000,000
Accrued interest	192,702	25,162

SHORT-TERM INVESTMENTS	8,192,702	8,025,162

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in portion at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment. All certificates held at the end of the period have been held for more than 30 days.

The accompanying notes are an integral part of these financial statements	- 6 -

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

5.        PROPERTY AND EQUIPMENT

	September 30, 2009
		Accumulated	Net book
	Cost	amortization	value

Expressed in Canadian dollars	$	$	$

Computer equipment	69,634	66,424	3,210
Field equipment	273,534	68,384	205,150
Furniture and office equipment	24,486	21,485	3,001
Leasehold improvements	63,203	63,203	-
Vehicles	27,699	11,541	16,158

PROPERTY AND EQUIPMENT	458,556	231,037	227,519

	December 31, 2008
		Accumulated	Net book
	Cost	amortization	value

Expressed in Canadian dollars	$	$	$

Computer equipment	69,634	60,106	9,528
Field equipment	273,534	27,352	246,182
Furniture and office equipment	24,486	17,453	7,033
Leasehold improvements	63,203	51,477	11,726
Vehicles	27,699	4,617	23,082

PROPERTY AND EQUIPMENT	458,556	161,005	297,551

The accompanying notes are an integral part of these financial statements	- 7-

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

6.        MINERAL PROPERTIES

	Canada				Mexico
			British	Northwest
	Yukon		Columbia	Territories	Chihuahua
					Sierra
	Carmacks	Casino	Hushamu	Redstone	Almoloya	TOTAL

	$	$	$	$	$	$

DECEMBER 31, 2007	11,068,926	15,773,824	17,988,141	12,019,341	343,949	57,194,181

Advance royalty	100,000	-	-	-	-	100,000
Claims maintenance	16,922	4,484	1,560	116,462	61,052	200,480
Detailed engineering	2,486,315	-	-	-	-	2,486,315
Engineering studies	-	1,242,267	225	193	-	1,242,685
Exploration	72,350	1,715,391	5,280	-	-	1,793,021
Future income tax	52,505	52,453	486	825	-	106,269
Option payment	-	-	80,000	-	-	80,000
Permitting	506,398	1,613,993	-	-	-	2,120,391
Salary and wages	219,213	296,703	11,250	8,500	-	535,666
Stock-based compensation	122,514	122,390	1,383	2,288	-	248,575
Write-off of mineral
properties	-	-	-	-	(405,001)	(405,001)

DECEMBER 31, 2008	14,645,143	20,821,505	18,088,325	12,147,609	-	65,702,582

Advance royalty	100,000	-	-	-	-	100,000
Claims maintenance	4,408	8,860	-	23,330	-	36,598
Detailed engineering	82,214	-	-	-	-	82,214
Engineering studies	1,470	68,316	-	-	-	69,786
Exploration	-	3,153,327	(331,310)	142,316	-	2,964,333
Permitting	513,245	913,293	-	2,162	-	1,428,700
Reclamation obligation	80,300	-	-	-	-	80,300
Salary and wages	147,675	153,825	-	22,500	-	324,000
Stock-based compensation	77,297	84,741	-	10,447	-	172,485

SEPTEMBER 30, 2009	15,651,752	25,203,867	17,757,015	12,348,364	-	70,960,998

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values are developed using management’s projections for long-term average copper, gold and molybdenum prices, operating costs, capital expenditures, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

Although the Company believes that the estimates applied in the recoverability assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Should underlying assumptions change significantly, impairment charges may be required in future periods. Such charges could be material.

The accompanying notes are an integral part of these financial statements	- 8 -

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

a.	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in the Yukon Territory, Canada.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. In April 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project.

Western Copper expensed all ongoing costs related to exploration of the Carmacks Copper Project prior to the release of the results of the updated feasibility study. Since the release of the feasibility study, the Company has been capitalizing costs incurred on the project.

In April 2009, the Company obtained the Quartz Mining License relating to the Carmacks Copper Project. As a result, Western Copper was required to provide security in the amount of $80,300 representing the estimated reclamation cost for work performed to date on the property. The Company holds a Guaranteed Investment Certificate in this amount in safekeeping for the Yukon Government. The security will be released once Western Copper performs its obligations pursuant to the Quartz Mining License. The estimated cost of reclamation has been accrued as a current liability and has been capitalized to the Carmacks Copper Project.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. At September 30, 2009, Western Copper had made $600,000 in advance royalty payments and had accrued the amount relating to 2009.

b.	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon. The results of the pre-feasibility study were announced in June 2008.

Should it make a production decision, Western Copper is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

c.	Hushamu (100% - British Columbia, Canada)

The Hushamu property consists of three blocks of mineral claims located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

The accompanying notes are an integral part of these financial statements	- 9 -

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

On September 30, 2009, following a merger with two other companies, IMA changed its name to Kobex Minerals Inc. (“Kobex”).

Kobex has met the first year $1.9 million spending requirement.

d.	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises five mining leases and 16 mineral claims.

Should production be achieved, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

• 3% if the price is less than, or equal to US$0.75 per pound;
• 3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
• 4% if the price is greater than US$1.00 per pound.

e.	Sierra Almoloya (100% - Chihuahua, Mexico)

In 2008, the Company reassessed the property and decided to abandon the claims. As a result, Western Copper has written-off all costs capitalized relating to Sierra Almoloya.

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a.	Share capital

	Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value

	Issued and outstanding	76,832,369 common shares

On July 10, 2009, Western Copper issued 4,000,000 units, comprised of one flow-through common share of the Company at a price of $1.00 and one-half of one warrant. Each whole warrant (“investor warrant”) is exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and expires three years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $2.00 for twenty consecutive

The accompanying notes are an integral part of these financial statements	- 10 -

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

trading days, the Company has the right to accelerate the expiry date of the investor warrants by giving thirty days written notice to the holder.

The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 6.0% of the number of units sold. Each agent warrant is exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and expires two years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $1.75 for a period of fifteen consecutive trading days, the Company has the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

The fair value assigned to the agent warrants was $114,960. The fair value was calculated using the Black-Scholes option pricing model on the closing date of the transaction based on the following assumptions:

Expected stock price volatility	110%
Expected term, in years	2.0
Average risk-free interest rate	1.33%
Expected dividend yield	-

Gross proceeds of the financing and the related share issuance costs were allocated to the common shares and the investor warrants issued based on each instrument’s proportional share of the fair value calculated on the date of closing.

The fair value of the common shares was calculated by multiplying the number of common shares issued by the closing price of a common share on the closing date of the transaction. On July 10, 2009, the closing price was $0.85 per common share.

The fair value of the investor warrants was calculated on the closing date of the transaction by using the Black-Scholes option pricing model based on the following assumptions:

Expected stock price volatility	127%
Expected term, in years	3.0
Average risk-free interest rate	1.33%
Expected dividend yield	-

		Common	Investor
Expressed in Canadian dollars	Total	shares	warrants
	$	$	$
Calculated fair value	4,417,800	3,400,000	1,017,800
Proportional share of total calculated fair value		77%	23%
Gross proceeds	4,000,000	3,078,455	921,545
Share issuance costs (including agent warrants)	(470,280)	(361,935)	(108,345)
NET AMOUNT ALLOCATED	3,529,720	2,716,520	813,200

The accompanying notes are an integral part of these financial statements	- 11 -

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

b.	Warrants

A summary of the Company’s warrants outstanding at September 30, 2009 and the changes for the period then ended, is presented below:

	Number of	Exercise
	Warrants	price	Expiry Date
Expressed in Canadian dollars		$
Balance outstanding – December 31, 2008	-	-	-
Investor warrants	2,000,000	1.25	July 10, 2012
Agent warrants	240,000	1.25	July 10, 2011
BALANCE OUTSTANDING - SEPTEMBER 30, 2009	2,240,000	1.25

The weighted average remaining contractual life of warrants outstanding at September 30, 2009 is 2.67 years.

c.	Contributed surplus

The contributed surplus balance includes amounts paid by the Company’s predecessor to finance its copper business from 1989, when the rights to the Carmacks Copper Project were acquired, to May 3, 2006, when those rights were transferred to Western Copper. At September 30, 2009 and December 31, 2008, contributed surplus includes $21,570,251 relating to the activities of Western Copper’s predecessor.

Other than the historical balance described above, the Company’s contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are forfeited. The fair value of any vested stock option that expires remains in contributed surplus. The fair value of any warrant that expires also remains in contributed surplus.

d.	Capital Disclosure

The Company is in the exploration stage. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Its principal source of funds is the issuance of common shares. The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by the Canadian government or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

The Company has no debt and is not subject to any externally imposed capital requirement.

The accompanying notes are an integral part of these financial statements	- 12 -

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

8.	STOCK OPTIONS AND STOCK-BASED COMPENSATION

a.	Stock options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2009, the Company could issue an additional 3,699,735 stock options. Of the total stock options outstanding at September 30, 2009, 145,000 are inherited in connection with a previous acquisition. These stock options are not considered when calculating the total number of stock options available for grant under the Company’s Stock Option Plan.

A summary of the Company’s stock options outstanding at September 30, 2009 and the changes for the period then ended, is presented below:

Expressed in Canadian dollars		$
Balance outstanding – December 31, 2008	3,566,834	1.51
Granted	825,000	0.61
Exercised	(13,333)	1.25
Expired	(250,000)	0.88
BALANCE OUTSTANDING - SEPTEMBER 30, 2009	4,128,501	1.37

Stock options outstanding at September 30, 2009 are as follows:

	Stock options	Weighted average	Average remaining
Exercise price	outstanding	exercise price	contractual life

		$	years

0.36-0.97	1,321,834	0.68	3.17
1.25	931,667	1.25	3.32
1.39	150,000	1.39	3.85
1.88	565,000	1.88	2.68
2.00	1,160,000	2.00	1.62

TOTAL	4,128,501	1.37	2.73

Of the total stock options outstanding, 2,754,734 were vested and exercisable at September 30, 2009. The weighted average exercise price of vested stock options is $1.61.

The accompanying notes are an integral part of these financial statements	- 13 -

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

b.	Stock-based compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Stock-based compensation has been allocated to the following line items:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Expressed in Canadian dollars	$	$	$	$

STATEMENT OF LOSS AND COMPREHENSIVE LOSS

ADMINISTRATIVE EXPENSES
Office and administration	55,789	99,049	204,600	304,725
Promotion and travel	14,762	11,295	40,435	25,689

	70,551	110,344	245,035	330,414

BALANCE SHEET

MINERAL PROPERTIES
Carmacks	21,669	29,192	77,297	90,148
Casino	25,540	43,899	84,741	93,324
Hushamu	-	-	-	1,383
Redstone	-	-	10,447	2,288

	47,209	73,091	172,485	187,143

STOCK-BASED COMPENSATION	117,760	183,435	417,520	517,557

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

The Company last granted stock options on July 20, 2009. At that time, Western Copper granted 25,000 to one employee at $0.97 per common share. The fair value assigned to the stock options was $20,245.

On May 12, 2009, Western Copper granted 750,000 stock options to employees at $0.60 per share. The fair value of these stock options totaled $300,300. On the same date, the Company granted 50,000 stock options to a consultant at $0.62 per common share. The fair value assigned to these stock options was $19,920.

The accompanying notes are an integral part of these financial statements	- 14 -

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

The fair value of stock options granted in 2009 was calculated using the Black-Scholes option pricing model and the following assumptions:

		May 12,
	July 20, 2009	2009

Expected stock price volatility	121.0%	108.9%
Expected option term, in years	5.0	5.0
Average risk-free interest rate	2.52%	1.63%
Expected dividend yield	-	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or warrants granted and/or vested during the period.

9.	COMMITMENTS

The Company has an agreement to lease office space in Vancouver until May 31, 2014. The total amount of payments remaining during the course of the agreement as at September 30, 2009 is $897,290. Of this amount, $187,393 is due within the next twelve months.

The Company has an agreement to lease office space in the Yukon until December 31, 2011. The total amount of payments remaining during the course of the agreement as at September 30, 2009 is $64,429. Of this amount, $28,635 is due within the next twelve months.

Mineral property commitments are described in note 6.

10.      RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2009, the Company charged overhead expenses to one of its directors in the amount of $5,699 (2008 - $5,511). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

11.      SEGMENTED INFORMATION

a.	Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

b.	Geographic information

All interest is earned in Canada. All non-current assets are held in Canada. The geographical breakdown of mineral properties is shown in note 6.

The accompanying notes are an integral part of these financial statements	- 15-

Western Copper Corporation	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

12.       FINANCIAL INSTRUMENTS

a.	Designation

Western Copper has designated its financial instruments as follows:

i.	Cash and cash equivalents and short-term investments are classified as “Held-for-Trading” and are recorded at their fair value;

ii.	Other receivables are classified as “Loans and Receivables”. These financial assets are recorded at their amortized cost using the effective interest method; and

iii.	Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at their amortized cost using the effective interest method.

b.	Fair value

Due to the short-term nature of other receivables and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

c.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. To limit its credit risk the Company deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by the Canadian government or by Canadian chartered banks.

d.	Currency risk

The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents in Canadian dollars. The Company did not have material amounts of financial instruments denominated in US dollars as at September 30, 2009 or December 31, 2008.

e.	Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments. Generally, the Company’s interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents and short-term investments mature and the proceeds are invested at lower interest rates.

The accompanying notes are an integral part of these financial statements	- 16 -